UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WCI COMMUNITIES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92923C104
(CUSIP Number)
October 30, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	Scion Capital, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	2,413,549
Shares
Beneficially	6.	Shared Voting Power	0
Owned
by Each	7.	Sole Dispositive Power	2,413,549
Reporting
Person With	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,413,549
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	5.7%
12.		Type of Reporting Person (See Instructions)	OO

1.	Names of Reporting Persons.	Michael J. Burry
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States

Number of	5.	Sole Voting Power	2,413,549
Shares
Beneficially	6.	Shared Voting Power	0
Owned
by Each	7.	Sole Dispositive Power	2,413,549
Reporting
Person With	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,413,549
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	5.7%
12.		Type of Reporting Person (See Instructions)	IN

Item 1(a).	Name of Issuer:

WCI Communities, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

24301 Walden Center Drive

Bonita Springs, Florida 34134

Item 2(a).	Names of Persons Filing:

Scion Capital, LLC (“Scion”)

Michael J. Burry (“Michael Burry”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the reporting persons is 20400 Stevens Creek Blvd., Suite 840, Cupertino, CA 95014.

Item 2(c).	Citizenship:

Reference is made to Item 4 of pages 2 and 3, of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

Common Stock (the “Securities”)

Item 2(e).	CUSIP Number:

92923C104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule, which Items are incorporated by reference herein.

The Securities are owned by certain investment funds for which Scion serves as managing member and/or investment manager.  Scion, as those investment funds’ managing member and/or investment manager, and Michael  Burry, as managing member of Scion, may therefore be deemed to beneficially own the Securities owned by such investment funds for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Scion or Michael Burry is, for any other purpose, the beneficial owner of any of the Securities, and each of Scion and Michael Burry expressly disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that individual executive officers or members of Scion might be deemed “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any such individual is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2 and 3 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 22, 2007, in which the Issuer stated that the number of shares of its common stock outstanding as of August 17, 2007 was 42,072,124 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Scion serves as managing member and/or investment manager to certain investment funds that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s common stock.  None of those investment limited funds’ holdings exceed five percent of that common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007	SCION CAPITAL, LLC By: /s/ Michael J. Burry Michael J. Burry, its Managing Member
MICHAEL J. BURRY /s/ Michael J. Burry Michael J. Burry

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 7

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: October 31, 2007	SCION CAPITAL, LLC By: /s/ Michael J. Burry Michael J. Burry, its Managing Member
MICHAEL J. BURRY /s/ Michael J. Burry Michael J. Burry